UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KABUSHIKI KAISHA MITSUBISHI UFJ FINANCIAL GROUP

(Exact name of registrant as specified in its charter)

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of Registrant’s name into English)

Japan	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification no.)

7-1, Marunouchi 2-chome, Chiyoda-ku Tokyo, Japan	100-8330
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None.	Not applicable.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

RESTRICTED SHARE UNITS GRANTING RIGHTS TO COMMON STOCK

(title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.	Description of Registrant’s Securities to be Registered.

This Registration Statement relates to restricted share units (“RSUs”), representing certain rights to receive common stock (the “Common Stock”), of Mitsubishi UFJ Financial Group, Inc., a corporation organized under the laws of Japan (the “Registrant”). The Common Stock trades on the New York Stock Exchange in the form of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (the “Shares”). Each Share is exchangeable for one share of Common Stock. The Registrant has registered the Shares under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and files periodic reports pursuant to section 13 of the Exchange Act. A description of Registrant’s Common Stock is contained under the heading “Item 10B. Memorandum and Articles of Association” in the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission on August 16, 2010 and is incorporated herein by reference.

The RSUs would be granted by UnionBanCal Corporation (“UBC”), an indirect, wholly owned subsidiary of the Registrant, pursuant to the UnionBanCal Corporation Stock Bonus Plan (the “Plan”), an employee equity-based incentive plan.

The Plan

The Plan is not designed to raise capital. Rather, the Plan was established to advance the interests of UBC by providing for the grant to Participants of stock-based incentive awards. This summary of the Plan and the related form of UnionBanCal Corporation Stock Bonus Plan Restricted Share Unit Agreement (the “RSU Agreement”) is not complete, and is qualified by reference to the Plan, the RSU Agreement and the Registrant’s articles of incorporation and share handling regulations. You should read this summary together with the Plan, the RSU Agreement and the Registrant’s articles of incorporation and share handling regulations, which are exhibits to this registration statement.

Administration. The Plan will be administered by the Executive Compensation and Benefits Committee (the “Compensation Committee”) of UBC’s Board of Directors. The Compensation Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan and make all other decisions relating to the operation of the Plan. The Compensation Committee has full power and discretionary authority to interpret and administer the Plan.

Shares Deliverable Under the Plan. There is no limit on the number of Shares which may be deliverable under the Plan.

Eligibility. All employees of UBC and its subsidiaries are eligible to participate in the Plan.

RSUs. The RSUs will represent the right to receive Shares from an independent trust established to administer the Plan grants (the “Independent Trust”) upon the satisfaction of vesting conditions as determined by the Compensation Committee, consistent with the Plan and pursuant to an RSU Agreement between UBC and the participants (the “Participants”) in the Plan. Upon vesting, RSUs would be settled by the Independent Trust in Shares only, with one Share deliverable for each vested RSU; provided, however, that unless otherwise provided in the RSU Agreement, the Compensation Committee may, in its sole discretion, elect to (a) pay cash, or part cash and part Shares, in lieu of delivering only Shares in respect of such RSU, or (b) defer the delivery of Shares (or cash, or part Shares and part cash, as the case may be) beyond the expiration of the lapse of the vesting restrictions, subject to compliance with Section 409A of the Internal Revenue Code (the “Code”). If a cash payment is made in lieu of delivering Shares (or a fraction thereof), the amount of such payment will be equal to the fair market value of the Shares as of the date on which the Shares (or a fraction thereof) would otherwise have been delivered. No Shares will be issued to the Participant at the time the award is made, and the Participants will have no voting or other stockholder rights with respect to the RSUs (or the underlying Shares) granted or credited under the Plan unless and until Shares are delivered to the Participant.

Changes Affecting Awards. In the event of (a) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of Shares or other securities of the Registrant, issuance of warrants or other rights to acquire Shares or other securities of the Registrant, or other similar corporate transaction or event that affects the Shares, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting UBC, any of UBC’s subsidiaries, MUFG, or any of MUFG’s subsidiaries or affiliates, or the financial statements of UBC, any of UBC’s subsidiaries, MUFG, or any of MUFG’s subsidiaries or affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Compensation Committee in its sole discretion to be necessary or appropriate, then, subject to Section 409A of the Code, the Compensation Committee will make any such adjustments in such manner as it may deem equitable, including without limitation, the following:

•

adjusting any or all of (1) the number of Shares or other securities of the Registrant (or number and kind of other securities or other property) which may be delivered in respect of the awards or with respect to which awards may be granted under the Plan and (2) the terms of any outstanding award, including, without limitation, the number of Shares or other securities of the Registrant (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; or

•

cancelling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, Shares, other securities or other property, or any combination thereof, the value of such awards, if any, as determined by the Compensation Committee (which if applicable may be based upon the price per Share received or to be received by other holders of Shares in such event).

In addition, in the event that the Shares cease to be registered under the Exchange Act, the Registrant ceases to be a reporting company under the Exchange Act or there ceases to exist a public market for the Shares in the United States, the Compensation Committee reserves the right to make any of the adjustments which are set forth in the preceding paragraph. In the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

Vesting of RSUs. Unless otherwise provided in the RSU Agreement, RSUs will become vested and nonforfeitable as follows: thirty-three and one-third percent (33- 1/3%) of a Participant’s RSUs would vest on each one year anniversary of the date of the award such that all of the RSUs would be fully vested after three (3) years from the date of the award so long as Participant remains an employee of the Company or its subsidiaries.

Forfeiture of RSUs. If a Participant ceases to be an employee of UBC or any of its subsidiaries for any reason, all RSUs to the extent not yet vested on the date the Participant ceases to be an employee will be forfeited by the Participant without payment of any Shares or other consideration to Participant therefor. However, if the date of the Participant’s award is six months or more prior to the date of such termination of employment and (a) the Participant’s employment is terminated under the provisions of UBC’s Separation Pay Plan (as such term is defined in the RSU Agreement) or (b) the Participant’s employment terminates by reason of death, disability or retirement, then the Participant’s interest in all RSUs awarded under the Plan will become fully vested and nonforfeitable as of the date of termination.

Restriction on Transfer. Neither the RSUs, nor any interest therein, nor amount payable or Shares deliverable in respect thereof, may be sold, assigned, transferred, pledged, or otherwise disposed of, alienated, or encumbered, either voluntarily or involuntarily, other than by will or the laws of descent and distribution, and in the event thereof, the Compensation Committee at its election may terminate any RSUs affected thereby. Shares issued upon settlement of an RSU will be subject to such restrictions on transfer as may be necessary or advisable, in the opinion of legal counsel to UBC, to assure compliance with applicable securities laws.

No Market for RSUs. Due to the restrictions on transferability imposed by the Plan and the RSU Agreement, there is no market or method that would allow RSU holders to receive any consideration or compensation for their RSUs prior to the time of delivery of Shares.

ITEM 2.	Exhibits.

The following exhibits are filed as a part of this registration statement:

Exhibit 1(a).	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009 (English translation) (incorporated by reference to Exhibit 1(a) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009).

Exhibit 1(b).	Corporation Meetings Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on July 31, 2006 (English translation) (incorporated by reference to Exhibit 1(b) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006).

Exhibit 1(c).	Board of Directors Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 29, 2006 (English translation) (incorporated by reference to Exhibit 1(c) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006).

Exhibit 1(d).	Share Handling Regulations of Mitsubishi UFJ Financial Group, Inc., as amended on June 26, 2009 (English Translation) (incorporated by reference to Exhibit 1(d) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 2, 2009).

Exhibit 2(a).	Form of American Depositary Receipt (incorporated by reference to Exhibit 2(a) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006).

Exhibit 2(b).	Form of Deposit Agreement, amended and restated as of December 22, 2004, among Mitsubishi Tokyo Financial Group, Inc. (subsequently renamed Mitsubishi UFJ Financial Group, Inc.), The Bank of New York Mellon and the holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2(b) to Registrant’s annual report on Form 20-F (File No. 333-98061-99) filed on September 28, 2006).

Exhibit 3.	UnionBanCal Corporation Stock Bonus Plan.*

Exhibit 4.	Trust under the UnionBanCal Corporation Bonus Plan.*

Exhibit 5.	Form of UnionBanCal Corporation Stock Bonus Plan Restricted Share Unit Agreement.*

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Date: November 10, 2010	By:	/s/ HIROSHI SAITO

	Name:	Hiroshi Saito
	Title:	Senior Managing Director and Chief Financial Officer

5